The Hague, September 15, 2006

AEGON N.V. announces stock fraction interim dividend 2006 and share buy-back

On August 10, 2006 AEGON N.V. declared an interim dividend for the fiscal year 2006, giving the shareholders the choice to receive the interim dividend either in cash or in stock. The interim dividend in cash is EUR 0.24 per common share of EUR 0.12 par value and will be made payable as of September 21, 2006.

Shareholders who elected an interim dividend in AEGON shares will receive one new AEGON common share for every 62 common shares. The stock fraction has been based on the average share price on Euronext Amsterdam over the period from September 11, 2006 through September 15, 2006, and represents a 5.6% lower value than the cash dividend.

Share buy-back

With reference to our press release dated August 10, 2006, AEGON N.V. announces the buy-back of AEGON N.V. shares. The purpose of the buy-back is to neutralize the dilution effect of the interim dividend in shares.

AEGON N.V. will repurchase 11.6 million common shares. The buy-back will be completed before year-end 2006.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+31 (0)70 344 83 44	+1 410 576 45 26
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)